Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Form S-4 File No.: 333-201175

TORNIER INC.

Moderator: Dave Mowry

May 5, 2015

4:30 p.m. ET

Operator:	This is conference # 22980337.

Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Tornier First Quarter 2015 Earnings Conference Call.

At this time all participants are in a listen-only mode. Later we will conduct a question and answer session, and instructions will follow at that time. If anyone should require assistance during today’s conference, please press star then zero on your telephone keypad.

As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s presentation, Mr. Zack Kubow of The Ruth Group. Sir, please begin.

Zack Kubow:	Good afternoon and thanks for joining us today for Tornier’s First Quarter 2015 Investor Conference Call. Joining us from Tornier on the call today will be Dave Mowry, President and CEO, Shawn McCormick, Chief Financial Officer, and Jim Erickson, Vice President of Finance. Before we begin our detailed discussion of results for the first quarter of 2015, I would like to remind you that during the course of this call, we will make forward-looking statements regarding our future financial and operating results and our business plans, objectives, and expectations.

These forward-looking statements are covered under the Safe Harbor provisions of the Private Securities litigation Reform Act of 1995 and Tornier desires to avail itself of the protections of the Safe Harbor for these statements. Please be advised that actual results could differ materially from those stated or implied by our forward-looking statements due to certain risks and uncertainties, including those described in our most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q.

We suggest that you read these risk factors in our SEC periodic reports and other future filings that we may make with the SEC. Tornier disclaims any duties to update or revise our forward-looking statements. On this call today, we will disclose certain non-GAAP financial measures. We use non-GAAP financial measures as supplemental measures of performance and believe these measures provide useful information to investors in evaluating our operations period over period.

For each non-GAAP financial measure that we use in this call, we have included in our press release on our Web site a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. Please note that non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. With that said, I will turn the call over to Dave.

Dave Mowry:	Thank you, Zachary, and welcome to everyone joining today’s call. Before getting into the quarter, I want to briefly reiterate the update on the merger process that the Wright Medical team provided during their quarterly call last week. As discussed on the call, the merger is on track and is characterized as a robust process with highly engaged team members from both businesses working toward a common vision.

Together, we have made great progress on integration planning, building out a strong game plan for day one and beyond. Our integration priorities are: the preservation of existing revenue streams, the acceleration of new revenue growth, and the achievement of our targeted synergy goals. Like Wright Medical, Tornier is fully committed to the merger and excited about the prospects for accelerated growth and profitability through the creation of the premier high-growth extremities and biologics company.

Ahead of the anticipated integration with Wright, Tornier has continued to make progress on the key long-term drivers of our business. We are tracking to our 2015 plans at this point in time and feel very good about the outlook for continued revenue growth and further improvements to the health of our core business over the coming quarters.

Tornier’s upper extremities business in particular has demonstrated consistent, robust, above-market growth for several consecutive quarters as we have seen strong shoulder volume growth across both our U.S. and international markets paced by the introduction of new technologies and the ramp of existing products into emerging and developing markets.

We have also established an impressive upper extremities pipeline that we believe contains not only several best in class products soon to be introduced, but also novel materials and innovative technologies that will further expand the shoulder arthroplasty market in the future. Through the integration planning process, we have found our upper extremity strengths in market building plans to be highly complementary to Wright Medical, which just reported excellent results in their core lower extremities business.

Overall, and in light of the pending integration, I am very pleased with the progress we made during the first quarter. Our team has driven the execution of our key initiatives, while working effectively with counterparts at Wright to develop a detailed and compelling integration plan. I am confident that the combined Company will be prepared and energized to execute on our plans, beginning with our day one activities.

Now, I’ll provide you with a little more detail of our first quarter results. We had a good start to the year, as our overall results were in line with our expectations. In total, Tornier extremities grew 9.2 percent in constant currency, including a better than anticipated result with our upper extremities business, which was up 14 percent in constant currency. This strong performance was driven by sales force execution and the continued adoption of the Aequalis Ascend Flex shoulder system.

The health of this business and the strength of our team are particularly relevant given the large opportunity we have with the Ascend Flex and the cadence of innovative new product introductions that we expect to follow behind this best in class platform product. The Ascend Flex system has continued to gain U.S. and international share in both the total shoulder and reverse shoulder markets and remains Tornier’s flagship product for upper extremities.

Our team of dedicated upper extremities sales specialists delivered another quarter of strong double-digit growth, driven by Flex, successfully leveraging the unique product features, along with the specialized rep training to effectively convert competitive business. One of the key features of the Ascend Flex that resonates with our existing customers, as well as in the competitive conversion process, is the intraoperative versatility.

Through the pairing of this great product with our well-trained specialty sales reps, we believe that Tornier offers a differentiated package to both the shoulder specialist and the orthopedic generalist doing shoulder replacement surgery. Tornier continues to benefit from innovative total shoulder replacement products which complement the Ascend Flex humeral components. The availability of these products, such as the reverse threaded base plate and our PerFORM glenoid give our customers additional confidence in utilizing the Ascend Flex system.

As the flex launch transitions more deeply into the generalist segment of the market, we have strategically rolled out additional instruments sets, as well as a new shoulder retractor instrument set to enable deeper market penetration across a broader customer base. The new retractor instrument set named Aequalis Approach was specifically designed by a group of shoulder specialists to increase the ease of glenoid exposure for the generalist.

The new enabling instruments are being bundled with a prescriptive surgical technique and a glenoid exposure training program to actively recruit additional lower volume surgeons performing shoulder arthroplasty. The success we continue to see across our upper extremity business validates our investments in sales training initiatives and serves to further encourage our sales team to pursue competitive conversions, leveraging the combination of great products with a value-added sales approach.

Our upper extremity programs have been very effective, delivering a steady cadence of sales rep productivity improvements across our upper extremities team. While we are pleased with the results delivered thus far, we believe that there remains additional upside from the continued expansion of our sales rep training and certification programs. Moving forward, post-integration with Wright, we expect to continue our investment in these programs moving toward the goal of creating a competitively superior sales force.

Outside of the U.S., we remain on track to bring the Ascend Flex platform to the Japanese market by early 2016. This product introduction would represent a best in class entry into Japan, significantly improving Tornier’s Japanese shoulder arthroplasty product offering. While we were the first Company to market a reverse shoulder in Japan, we still lag several competitors in the anatomic total shoulder market in this important geography.

Following four consecutive quarters of above-plan Aequalis reverse shoulder cases in Japan, we recognize that our launch process is proven and can serve as a template for subsequent product introductions into Japan. We believe that the introduction of the Flex will provide the Japanese market with a world-class shoulder solution that is both well-aligned to the clinical needs of this market and has the appropriate size range to support the Asian population.

Turning to a brief update on our upper extremities new product pipeline, there are two noteworthy upper extremity approvals to discuss. In March, we received our U.S. FDA clearance for the Simpliciti Shoulder System slightly ahead of our expectations for mid-year clearance. This approval is a significant milestone for Tornier, further securing our position at the leading edge of innovation in the shoulder market.

We believe that Simpliciti represents the most exciting shoulder product introduction planned for this year with the potential to take share in existing product categories, as well as expand the market to younger, more active patients who have historically more often been deferred. As the first to market in the U.S. with an ultra-short stem bone-sparing total shoulder arthroplasty system, Simpliciti provides Tornier with access to approximately $200 million to $250 million market comprised of portions of the total shorter arthroplasty, hemi shoulder arthroplasty, and humeral head resurfacing categories.

We intend to introduce Simpliciti into the U.S. through a very measured approach beginning later this quarter and ramping upward through the back half of the year. Our team has specifically planned the launch to closely mimic our 2013 Ascend Flex introduction, allowing adequate time for the collection and distribution of early clinical experience and sharing of best practices across surgeon user groups.

Our goal is to build adoption of this technology in a manner that ensures its long-term success. In light of this plan, we do not anticipate a meaningful acceleration in revenue for 2015 from the receipt of FDA clearance for Simpliciti earlier than anticipated. Nevertheless, we do believe that the earlier clearance will reduce our risks to revenue growth in the back half of the year, as we will use the increased time to conduct training, build adequate implant inventory, and ensure instrument set availability in advance of anticipated demand.

The Company continues to believe that our first-to-market position remains an 18 month lead time to U.S. competition. In addition to the U.S. approval for Simpliciti, Tornier received FDA 510 clearance in April to market the BLUEPRINT system, our three-dimensional pre-operative planning tool with patient-specific placement guides.

While there is minimal revenue associated with the sale of patient-specific guides generated from the pre-operative planning system, we believe that the BLUEPRINT technology will serve to enable better outcomes from both shoulder specialists and generalists alike, providing Tornier with increased competitive conversion opportunities. With the introduction of these two innovative products in combination with our existing product platforms, Tornier’s upper extremities influence continues to expand around the world.

Based upon the level of engagement at this year’s AAOS meeting and in light of our product portfolio and additional planned investments, we believe that Tornier upper extremities is on a pathway towards market leadership. Turning now to lower extremities, our first quarter results demonstrated the anticipated distraction in the U.S. from our pending merger with Wright. This disruption is something that we would characterize as a bump in the road along our lower extremities journey.

We are working to mitigate any longer-term impacts by focusing on the preservation of key relationships and current revenue streams. We continue to believe that this disruption will be resolved as we work through the integration process. Looking ahead, we feel good about the overall long-term direction of our lower extremities business, in light of the strategic fit across the portfolio and planned integration of our sales team within the Wright Medical organization.

As we have stated in previous calls, we focused our initial retention efforts on key sales reps and distributor partners. We have continued to invest in their training and specialization so that they can best serve our customers. As a result, we saw good results from the strongest and most strategic segments of our lower extremities team during the first quarter. Even as we move closer to the pending merger, we are steadfast in our commitment to the process of sales rep training and education, knowing that these priorities are shared with Wright and these skills differentiate sales reps and enable their success.

We have worked hard and are pleased that we’ve been able to retain our high caliber foot and ankle sales reps and agents as we believe these are the critical resources needed as we combine these two businesses post close. Overall, we remain on track with our strategic growth initiatives. We are well-positioned in upper extremities and in particular, the shoulder market, with above-market growth supported by best in class product offering and a strong portfolio of products that we intend to deliver to the market, providing a cadence of share growth and market expansion opportunities.

In our lower extremities business, we have continued to mark progress along the pathway of improved sales force productivity and begun to refuel the portfolio with new product development programs. And in our international instrument extremities business, we continue to grow faster than market in both upper and lower extremities, posting a combined OU.S. extremities growth rate of 15 percent.

We believe that we are well-positioned going forward and more specifically, in combination with Wright. Let me now turn the call over to Shawn McCormick for the financial review. Shawn.

Shawn McCormick:	Thanks, Dave. As Dave has already covered several of our highlights, I will give just a brief overview of our financial results. Further details of our financial results can be found in our earnings release and our Form 10-Q filed with the SEC. Unless otherwise stated, all of the growth rates I’ll reference are constant currency growth rates. In the first quarter, we delivered extremities revenue that was in line with our expectations, with upper extremities slightly ahead of our plan, offset by a slightly faster onset of distraction in our lower extremities business.

Our large joint revenue declined a bit faster than we expected, though it was in line with our overall directional expectations for this business. During the quarter, changes in foreign currency exchange rates had a greater than anticipated impact on reported revenue as the dollar continued to strengthen during the quarter. Our overall revenue highlights for the first quarter of 2015 are as follows. Total revenue grew 6.2 percent. Extremities revenue was up 9.2 percent, including 14 percent upper extremities growth.

Lower extremities revenue was down 4.7 percent, with slight growth in total ankle arthroplasty offset by a decline in our fixation products. Sports medicine and biologics product category was down 3.9 percent. Our large joint business was down 6.1 percent. We delivered another solid quarter of gross margin expansion, driven by improvements in manufacturing cost and product efficiencies.

We are very pleased with the improvements our team has made in gross margins and we continue to believe we can improve gross margins by approximately 50 basis points on an annual basis. The increase in gross margin was partially offset by an increase in operating expenses as a percentage of revenue, which was driven primarily by increased sales and legal expenses and going live on our new ERP system during the quarter.

The net result was a positive year-over-year improvement in adjusted EBITDA, which increased 110 basis points to 11.8 percent of revenue in Q1 2015. In terms of sales force training, we continue to invest in developing a competitively superior team of upper and lower extremities specialists in the U.S. and international markets. In 2015, we have shifted our focus to leveraging our training and education programs to drive increased sales productivity.

We are seeing positive results in our upper extremities team and with certain lower extremities reps that are further along in the process. These reps are benefiting from their baseline training, with incremental opportunity as they complete the advanced certification level training and sales technique programs.

As we move toward completing the merger with Wright Medical, we will continue to invest in our training efforts which will position our team for improved results, particularly as we catch up in the process with the lower extremities team and drive rep productivity, once combined with the Wright Medical team and product portfolio. Turning now to guidance, please note that our guidance assumes Tornier remains a standalone company for all of 2015.

As such, our guidance does not assume the divestiture of any product lines associated with the completion of the merger with Wright. Our guidance reflects our expectations that the trends seen in Q1 will continue for the remainder of the year and that we will experience quarterly seasonality similar to our historical seasonality. We are updating our extremities constant currency revenue guidance to increase the lower end of our range.

Our revised guidance is $304 million to $312 million, representing growth in constant currency of 6 percent to 8.8 percent over last year. We are also updating our large joint expectations to reflect the faster deceleration in growth in that business and we are increasing the anticipated full-year negative impact from changes in foreign currency to $25 million from our previous expectation of $21 million.

Accordingly, our updated, full-year 2015 revenue guidance on a reported basis is $334 million to $344 million, representing a change of negative 3.2 percent to negative 0.3 percent over last year on an as-reported basis. On a constant currency basis, 2015 constant currency revenue is projected to be in the range of $359 million to $369 million representing constant currency growth of 4.1 percent to 7 percent over last year.

Our updated 2015 loss per share guidance is a loss of $0.40 to $0.60 per share and our updated 2015 adjusted EBITDA guidance is in the range of $35 million to $38 million or 10.5 percent to 11 percent of reported revenue. With that, and before I turn the call back over to Dave, I was encouraged by Josh to go off script and I’m going to do that to make two points. First, I’d like to say how tremendously proud I am of the team of employees at Tornier.

The incredible change I have seen at Tornier over the 2.5 years I’ve been here is a testament to our employees’ openness to change and commitment to Tornier’s success. The transition of our U.S. sales channel, success of products such as the Ascend Flex, our reverse shoulder in Japan and clearance of Simpliciti, gross margin expansion and deployment of a new ERP system are just a few examples of the accomplishments of our team.

Their focus and execution has put Tornier in a position of strength for the future. I am very proud of what they have accomplished. Second, I want to express my excitement for the future of the combined Wright-Tornier company. I believe both companies have established themselves as leaders in the extremities market and I believe the combination truly does create the premier extremities and biologics Company.

The same employees who have made Tornier what it is today and those at Wright who have transformed that company have been just as dedicated and focused on planning for the integration and will be responsible for the execution of the merger. This gives me great confidence in the future success of this proposed merger and I truly expect that we will see great things going forward. With that, Dave, I’ll turn the call back to you.

Dave Mowry:	Thanks, Shawn. In summary, we had a good start to the year and have continued to track ahead of our expectations in our upper extremities business. Additionally, the strength of this business was reinforced by the earlier than expected FDA clearance for Simpliciti, which be an important new product and serves to further solidify Tornier’s leadership position in shoulder.

While we are seeing the expected distraction in lower extremities, we remain confident that our initiatives to retain key, high-performing agents and reps have been effective and will serve to bridge them and the Company through the integration process. Despite the level of concurrent activities underway, Tornier has continued to execute well, prioritizing and focusing on our vital few strategic initiatives, while working hard in preparation for this merger.

We believe that the transaction could close at the end of the second quarter, but more likely, it will be the third quarter of 2015. In light of this timing, this will likely be our last conference call as a standalone Company before the merger closes. So I’d like to take this opportunity to thank some important people from whom we have benefited. First, I’d like to thank our business partners for their loyalty and steady engagement and the Tornier Board of Directors for their strong support, guidance, through a very challenging transformation.

I’d like to thank our talented, best in class designing surgeon partners, as well as our physician customers around the world, as we look forward to continuing to serve them as part of the premier high-growth extremities and biologics company. I would also like to thank all of the talented Tornier employees around the world, as well as our U.S. and international distributor partners for their hard work and dedication to our customers and to the patients that they serve, reminding each member of our internal and extended team that the best is still yet to come.

Before opening the call to your questions, I would like to take the opportunity to also thank my Tornier Senior Management team for their engagement, laser-like focus, and seeming endless energy. Without this team, such a significant turnaround in such a short period of time would not have been possible. And finally, I would like to thank Shawn McCormick, in particular, for his guidance, unwavering support, and partnership on this incredible journey. I wish him nothing but the best in his future endeavors. With that, I’d like to open the call to your questions. Operator.

Operator:	Ladies and gentlemen if you have a question or comment at this time please press star then one on your telephone keypad. If your question has been answered or you wish to remove yourself from the queue, simply press the pound key. Again, if you have a question or comment at this time, please press star then one on your telephone keypad.

Our first question or comment comes from the line of Bob Hopkins from Bank of America. Your line is open.

Bob Hopkins:	Hey, thanks for taking the questions. First one, I just wanted to maybe get a little bit better understanding of the distractions that you’re talking about in lower extremity. It may be helpful just to remind us of how your defining a distraction versus a dissynergy and just maybe a little more color on exactly what you’re seeing. Does any of this include reps actually leaving? And maybe just a little more color there. Thank you.

Dave Mowry:	Yes. That’s a good question. As we kind of highlighted through our sales channel transitions and transformations, there’s a couple of different categories I would put this in. As the kind of rumor mill continues to work up you’ve got sales reps in some cases that are self-selecting out and there’s a few of those obviously. They’re looking for kind of the certainty of knowing who they are going to be working for, and that’s a small portion of this.

You also have some distributor agents who have multiple lines and may be redirecting some of that energy or some of their focus on to some of the other lines, hedging their bets so to speak before knowing the certainty of what they’ll be carrying. I think you also have some physicians that could be there opting to with a wait-and-see attitude of knowing what products are going to be carried by who and when as well as some physicians that may be preempting that wait and see attitude in making some early decisions. I think it’s all of those things.

And I’m not sure if we have the ability to kind of define how much is each of those buckets. I think I leave you with the thought that some of that business is still ours. And hasn’t been executed. Some of the business has moved. And some of the business still sits there and is waiting for us post integration.

Bob Hopkins:	So do you think this minus 5 percent rate is about as weak a growth rate as you’ll see in this business? Or could it get a little worse? And then what are you doing to stabilize the situation? Obviously closing the deal in moving forward well help, but I’m curious what measures are you putting in place to help stabilize things and just maybe frame for us, is this 5 percent about you think we’ll see it?

Dave Mowry:	Well you know first of all I think we’ve considered all of those things in our guidance as we go forward and as Shawn indicated on a full-year basis. So without giving you more specific I think that’s kind of the general direction.

In terms of what we’re doing, as we’ve indicated we put some retention programs in place, we’ll be doubling down on those to ensure that the best and brightest people that we expect will carry forward in the combined group will be retained and we’ve continue to operate under the guiding principles of integration that it’s really about preservation of revenue and preservation of revenue streams. So that’s really where we’re putting our money and were opening our bets.

Bob Hopkins:	And then lastly on her upper extremities that can you give me a sense as to what you think your current market share is right now, and how many points separate you from the number one and two player?

Dave Mowry:	You know I think that’s a different question in different parts of the world but on a global basis I think we’re in the upper teens kind of getting closer to the 20 percent range and continuing to take share each quarter. And I think the larger players Depew and Biomet are probably several points ahead of us, but I think we’re taking share from both of those in several accounts.

Bob Hopkins:	Great. Thanks very much. I appreciate the comments.

Operator:	Our next question or comment comes from the line of Chris Pasquale from J.P. Morgan. Your line is open.

Chris Pasquale:	Thanks. I wanted to dig a little more about the Simpliciti launch. I know you talked about it being a measure grant this year but how are you judging success? Do you have any targets in terms of surgeon training or the number of accounts using the product by year-end?

Dave Mowry:	Yes. I would tell you Chris, that were not to the point where we want to release those specific numbers yet. I think we really want to go back to our early clinical partners that did the study and our advocates who will have access to these products. And make sure that we don’t set an expectation that we can’t meet. There’s some pretty novel things about the Simpliciti shoulder that we would not want to ramp too quickly and drive a failure. So really this is about taking our time to build a market.

Chris Pasquale:	OK. And that kind of leads into my next question which is how much additional training is required for somebody who is experienced with traditional shoulders now trying to use this one.

Dave Mowry:	It’s not a lot, honestly. This is a very simple product in terms of the surgical procedures. But it’s really more about patient selection and understanding how you want to use it in your practice. We believe that this is a market expansion opportunity going after those younger active patients that have typically been deferred. But by the same token you want to make sure that you don’t have the same feeling for acute fixation that you have for the long stem device. So we have to make sure that the physicians work through a process to get experience and build their understanding of the product prior to going out and more aggressively implanting it.

Chris Pasquale:	Great. Thanks.

Operator:	Our next question or comment comes from the line of Matthew O’Brien from Piper Jaffray. Your line is open.

Matthew O’Brien:	Afternoon, thanks for taking the questions. Dave, was hoping to dig in a little bit deeper on the upper extremities performance in the quarter. You know I know it’s difficult to gauge how much you’re benefiting from maybe some distraction at your bigger competitors, but can you just give us a sense for how much of the growth came from going deeper within your existing accounts versus picking up some newer accounts during the quarter. And I have a follow-up.

Dave Mowry:	So Matt that’s a great question. And I’m not sure I’m going to give you to the level of detail you’re looking for, but I’ll give you some examples. First of all, I don’t believe we’re yet seeing the disruption that I think is yet to come from the combination of larger players. I think you still have two very large active players out there in the market that are pushing their own philosophy and their own product, and we haven’t really seen the impact of that consolidation.

So that’s still out in front of us. And I think as a result, what we’re seeing is two different effects. We’re seeing kind of a growth of market just additional volume coming into the market, some of that coming from existing users, existing customers, but more of it is coming in our minds with new accounts that we’re converting. And as I would kind of point you back I think I shared a some point that the tier 1 and tier 2 physicians that we have typically had a much larger portion of their business, are growing at a slower rate than the market component of the tier 3 physicians that is growing much faster.

So to me it’s really a math equation that we’re going to continue to support a lot of the key docs, and we’re going to continue to do what we support the specialists but really this is about building a bridge to that generalist market that I think that several of the products whether that be the approach system for retractors, whether it be the BLUEPRINT system that gives people the ability to do a three-dimensional preoperative plan of visualization or even some of the kind of approaches and training that were going to do for generalist to get them to use the Ascend Flex.

All of those are opportunities to leverage a package to go after that market that I think we’re going to be very successful with. And I’ll wrap a bow around it, and tell you that this is all based in strategically driven by a sales team that provides value into those generalists accounts where their competitive rep is doing much more around hips and knees than other products.

Matthew O’Brien:	Sure. That kind of leads into my next question. Historically, your market share within the generalist group has been fairly low. And can you just give us a sense of kind of where that may be, and you don’t have to be very specific, but just kind of where that is and then is approach – is BLUEPRINT, or having those products in your bag, is that enough to really be successful within that group better looking for hip and knees from their single rep from a competitive company?

Dave Mowry:	You know Matt and I’d answer your question or maybe this is not a direct answer but I’d answer it this way. We did some, we followed kind of a very disciplined approach of gathering market data and analyzing that to figure out where is our vital few initiatives and had we need to focus those. And the one thing we realized is that orthopedic surgeons don’t care if they have a different rep that services a different procedure. They just don’t want to have two reps in any one procedure. So our ability to pick off a shoulder case from a generalist that typically uses one of the larger strategic players, is not as difficult as what maybe people believe. So really our approach to this is providing that are training to our reps in providing a service as well as the tools and technology that allow those generalists to get specialty outcomes.

Matthew O’Brien:	OK. That makes sense. And if I could just sneak in one more among Simpliciti and I know you want to take the measured approach here but just based on your feedback at (double-A last year) you have a really large install base, they’re already using your order products. Can you just give us a sense for what kind of impact you think that product will have for them within their patient population? I mean do they say out of every five patients that I actually do surgery on one of those I lose one that I could’ve used Simpliciti on?

Dave Mowry:	I don’t think it’s one out of five but I’ll tell you I think it’s closer to one out of eight or nine. But this is something that we don’t expect to jump to today, tomorrow or next quarter. We need to build those clinical bridges and information and build the training programs that allow people to get comfortable with its use. So I think we’re going to see early in the process is some cannibalization of existing shoulder products within some of those accounts coupled with maybe some of those additional deferred patients.

Matthew O’Brien:	OK. Thank you.

Operator:	Our next question or comment comes from the line of (JoAnne Warns) from BMO. Your line is open.

(JoAnne Warns):	Thank you. Good luck Shawn. The (large choice) took a meaningful step down, we had anticipated a step down but this seems a little bit greater. Could you sort of address with going on there. I know it’s a smaller portion of your business but is still meaningful.

Dave Mowry:	Let me give you a little bit of color and maybe Shawn can provide a little more background on it. But we had actually in the first quarter we had a couple of issues. First of all we’re still anniversarying some price impact that rolled out June of last year in France, our largest geography.

I think the second piece is there was week and half or so of some disruption to volume in France and unlike some of the larger companies we’re so significantly embedded in the French market, we’re very disrupted by that type of a volume shift, even if it moves out. But really it’s also a number of customers that we might have recruited them back for certain things, and it’s the league of people moving on to newer and better pastures with other competitors. So it’s a constant process and we have not invested strategically in trying to keep pace with our large strategic competitors. So I think the ebb and flow is expected I think we had a couple of hits that one in particular wasn’t expected with the volume shift of about a week and half of surgeon strikes but other than that it’s pretty much really where we expected, JoAnne.

Shawn McCormick:	And the only thing I’d add is late in 2013 we launch the new product and so if you remember our numbers last year in Q1 our growth rate was quite high. Double digits. And so we were up against some pretty hard comps, with those new products coming into the market on top of what Dave explained.

(JoAnne Warns):	That’s very helpful. And as a follow-up question BLUEPRINT was one of the more interesting technologies we saw at AAOS. And I’d like you to briefly talk about how you plan on rolling that out in the United States. And what kind of pull throughs you could anticipate for that. Thank you.

Dave Mowry:	Joanne, that’s a great question and it is something we are extremely excited about. This is anout enabling technology. It isn’t necessarily a product that you know from your booth visit at AAOS. This product allows a surgeon to do two different things that I think are very significant. First it allows them to preoperatively plan their case and trial different products. And I think that is important because there’s so many things that you can do in a three-dimensional model that two-dimensional imaging does not provide access to.

So having access to that is critical. The second thing it does, is it actually reduces surgical and OR time. That I think adds value in the long-term. If I’ve tried three different things on BLUEPRINT in my office in a matter of five or 10 minutes, when I go into the OR, I’m more prepared to what I’m going to do and how I’m going to do it and that cuts OR time. Which is value for a lot of people.

So I think it’s a value proposition for a lot of people in the chain. How we’re going to use that frankly is in two phases. One, we’re going to use it with our surgeon specialists that have some very complex and challenging cases that may want to have some additional time to plan out those cases preoperatively. In fact one of the leading users of this product maps out every single one of his cases regardless of its complexity goes he finds it helps him think through the case in advance of going into the OR.

The second thing we’re going to do is we’re going to go after the generalist market in particular. And in combination with the approach retractor system that I talked about, we’re going to teach generalists had to get better exposure to the glenoid and how to get better results with the BLUEPRINT system. Which gives them a much higher degree of accuracy in glenoid placement which is the largest complication factor in shoulder surgery. So it’s kind of a two-phased approach. We’ll roll it out to our advocates, we’ll use them as centers of excellence to help train in their local regions, the generalist and then we’ll hopefully support them with a sales organization that is well trained and focused on providing generalists with better outcomes.

(JoAnne Warns):	Thank you very much

Operator:	Again, ladies and gentlemen, if you have a question or comment at this time, please press star then one on your telephone keypad. Our next question or comment comes from the line of Larry Biegelsen from Wells Fargo. Your line is open.

Larry Biegelsen:	Shawn let me start out with one for you and then a product related question. So the gross margin was obviously very strongly, I think SG&A was a little bit higher than we expected. Just what we saw this quarter, should we expect to continue through the year on the P&L.

Shawn McCormick:	I mean directionally Larry I’d say yes, but I’d caution you a little bit on gross margin. We actually had a little bit less E&O this quarter so gross margin might’ve been a touch higher than we expect, and we get a little bit of lumpiness in the quarters but overall directionally, I’m very pleased with gross margin, we believe we’ll stay strong on gross margin. On the sales line, your SG&A, it will be a little bit higher. I expect we’ll see some leverage, as we move through the year the back half.

We had a national sales meeting in Q1 this year, we did not have one last year, that was a little bit of the impact. As you might imagine, with the merger announcement we’ve got some incremental expenses that we are incurring and Dave talked about some of our programs there. So as we project going forward in the year as a standalone company, directionally you can take Q1 but I do think that as we move through the year towards the back half, we probably see a little bit of a leverage.

Larry Biegelsen:	Thanks. And then Dave, let me ask you a few on Simpliciti. So it sounds like I understand the launch plan for this year, but once you get beyond this year, would you characterize the adoption as measured or rapid, first? Second what’s the benefit for Tornier, is it mix or competitor surgeon conversion or both? And then how much of the $200 million to $250 million is incremental versus cannibalizing anatomical shoulders, and I promise last on this, you talked about a NextGen ultrashort stem product, where is that in development I assume that’ll just be a (5-10K). And thanks for taking the question.

Dave Mowry:	That’s a complex question, Larry and I appreciate it. Hopefully I’ll get all four points. Let me start with the last one first. In terms of the next generation we believe that this technology and having a short stem lower less invasive solution is the right solution in the U.S. market in particular. So we’re invested in it and will continue to move forward that product. We believe that the next generation would have to be inclusive of obviously not just having the anatomic solution but likely a reverse solution.

So that’s going to take some time because old and the right level of fixation to support a reverse component is going to just take a little bit more time. So I’d expect that we are a few, several quarters out from seeing something in an early prototype fashion and then probably a year out from there before we get it approved. So I don’t think it’s on the near-term horizon. And I think we need to build the market off the Simpliciti product and the Ascend Flex convertible. So we’re very committed to those two platforms.

That said, I think the market is a very compelling one, and if I were to look at the components of the $200 million and the $250 million, that’s existing markets. So when we talk about market expansion that the separate category to those markets. And what we’ve done is we’ve taken a component of the total shoulder market that we think would be a good patient population, that would be a likely cannibalization. We looked at the heavy procedures and we said the same thing in terms of which of these heavy procedures are likely cannibalized. It’s a higher percentage of those. And then the final is the resurfacing, and we believe that this is a solution that provides almost 100 percent cannibalization opportunity for resurfacing. Because of the ease of implementation and implantation.

So if you look at those markets I’d say in kind of descending order of support, it’s the largest is going to be cannibalization of the total shoulder, the second is going to be a larger percentage cannibalization of the smaller hemi-market and the last is going to be a larger cannibalization of what we believe of a very small resurfacing market. And then kind of going all the way to your first question about market expansion and what of that market do you think we could get in total, I think our ramp will be one like the ascend where we start slow, we build momentum, and then we continue to be aggressive as momentum is built in the clinical experience is established.

So I think this is a 2016, early 2017 story similar to what we did with flex where the first few quarters were slow and measured and then we started to build momentum in the full second year of launch to where we are now. And that’s where it becomes very effective. And in terms of percentage share, I believe that as the leader in this market, in particular, we should be aggressive once we’ve established that. But we will have two competitors and at a minimum by the time we eclipse our low launch rollout and we’ll have to be thoughtful of that. I think we should take the lion’s share of the market but that’s over a period of time, and I think that’s what will lead us to that leadership position in shoulders.

Larry Biegelsen:	Dave, thanks so much for taking the question.

Operator:	Thank you. Our next question or comment comes from the line of Matt Taylor from Barclays. Just a second. Your line is open, sir.

Matt Taylor:	Just wanted to ask I guess one follow-up on Simpliciti. I understand it’s going to be its going to be a little bit of time period here where you are training surgeons. But I guess just thinking about the opportunity here, can you compare and contrast what you’ve experienced outside the U.S. with U.S. launch of Simpliciti and then another question – you talk little bit about US expansion for the business in general. Can you talk about any targets outside of Japan where you could see meaningful expansion that would be material?

Dave Mowry:	So good questions, Matt. So let’s just talk about Simpliciti first. I think we have historically had a very focused and measured approach to launches because we believe in using the clinical data to support and leverage the uptake. And I think that’s built a very consistent and steady cadence of growth over the last two years. And I don’t think we want to get greedy and think that by moving more aggressively or fast in the first few quarters, before a competitor comes to the market is the right move. Because historically we’ve seen people fail doing that. So it needs to be supported appropriately. So I think you’re going to see each quarter progress and grow in terms of our aggressiveness, each quarter will kind of eclipse the previous quarter as we get more experience and more aggressiveness as we move through this. And I do think that it will ramp over a period of six to seven quarters until we really get to full speed on the uptake.

That said, I’m very excited about and I think the market in the U.S. is very different than the international market. And I’ve said I think for probably the better part of a year and a half, that the international market is a bellwether for the clinical experiences and results but it is not a bellwether for the market drive and what we think will happen in the U.S. And I think we maybe differentiated ourselves 3+ years ago when we started our study, because we believe that the U.S. market was different. And that’s why we invested in the study first. So that being said, I think U.S. is going to be a rapid adoption type of market to visit Simpliciti. We saw that in some of the feedback we got during the AAOS. And I think it’s probably going to be the company that measures out and paces the introduction of the product rather the customers in this case.

Matt Taylor:	Great thanks. And then just on the US expansion. Is there anywhere outside of Japan…

Dave Mowry:	I’m sorry you know we’ve used Japan because we think it’s a much bigger market to us in where it can go than I think people have appreciated. We’ve not really had a presence in Japan. And with the reverse shoulder which is a very small segment of that market, I think we’ve established a footprint and a foundation that we can build from to take a significant portion or share of the anatomic market. And I think flex will allow us to do that, in particular. So that’s why we’ve highlighted it.

Beyond that I think we have growth opportunities in other Asia-Pacific geographies, and I would specifically point to China and it also point to South America and Brazil as other opportunities. And I think in particular what we like most about the international component of the integration with Wright is that they have an infrastructure in some partners in those geographies that I think we will be able to leverage on a go forward basis.

Matt Taylor:	Thanks. And good luck with the transition.

Operator:	Thank you. Our next question or comment comes from the line of Glenn Novarro from RBC Capital Markets. Your line is open.

Glenn Novarro:	First question is on the upper extremities business. You had a very strong quarter in upper extremities and you’re raising the low-end of your guide but Dave as you were talking on the call, you talked about Biomet and the impact on their shoulder business you’re not seeing that yet the marketplace. That would be a source of upside. And then the sales force is finally in high gear so that can be a source of upside, and I know Simpliciti is going to be measured but that may be somewhat incremental, so why do you not come in the high-end of the extremities range or better?

Dave Mowry:	Well so Glenn I appreciate the question. I think we share your optimism of those three things. However we’ve tried to be very thoughtful of that these things are all going on during an integration. And as we move through that integration there are resources and focuses that will be in some ways in competition of those resources.

So I think we’re just trying to be very thoughtful about setting a guidance that is inclusive of not only the positives that you’ve mentioned, but also some of the potential kind of distractions and resource drains that you’d expect. The other thing I’d point out is we expect some of the trends from lower extremity that we projected in the first quarter that will continue as we look forward through the rest of this year. And obviously that just continues to promote kind of I guess the strength of the upper extremity in our guidance.

Glenn Novarro:	And just as a follow-up. There’s nothing in the upper extremities competitive landscape for the rest of this year that’s making you nervous or is concerning right? You’ve got the new product flow. I’m not seeing anything to competitively, too competitive from the other big players, but is there anything that’s keeping you up at night on a competitive landscape? It sounds like you’re very optimistic about the business, anything that’s keeping you awake on a competitive front this year?

Dave Mowry:	I’m paid to be paranoid, Glenn. So and I intend to keep that vigilance. The reality though is that the physicians that we speak with, the shows that we attend, our opportunities to kind of engage in the marketplace we’re not seeing any technology or anything in particular that has us any more nervous than we would with any other period or quarter historically. But I will tell you that always vigilant about sales forces and disruptions that happen in the field and want to make sure that we keep our focus on our execution. So that’s really kind of it in a nutshell, Glenn, in particular.

Glenn Novarro:	OK. Great. Thanks guys.

Operator:	Thank you. I’m showing no additional questions in the queue at this time. I would like to turn it back over to management for any closing remarks.

Dave Mowry:	Well we want to thank everyone again for their interest in Tornier and their ongoing support. And we look forward to the integration and future conference calls that will be hosted by Bob Palmisano and Lance Berry, thank you very much.

Operator:	Ladies and gentlemen. Thank you for participating in today’s conference. This concludes the program. You may now disconnect. Everyone have a wonderful day.

END

Use of Non-GAAP Financial Measures

To supplement Tornier’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), Tornier uses certain non-GAAP financial measures in this communication. Reconciliations of the non-GAAP financial measures used in this communication to the most comparable U.S. GAAP measures for the respective periods can be found on Tornier’s website at www.tornier.com. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for Tornier’s financial results prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this communication that relate to future, not past, events are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations of future events and often can be identified by words such as “expect,” “should,” “project,” “anticipate,” “intend,” “will,” “can,” “may,” “believe,” “could,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning or the use of future dates. Examples of forward-looking statements in this communication include Tornier’s financial guidance for the full year 2015 and Tornier’s expectations for continued momentum in its extremities business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause Tornier’s actual results to be materially different than those expressed in or implied by Tornier’s forward-looking statements. For Tornier, such uncertainties and risks include, among others, risks relating to Tornier’s proposed merger with Wright Medical Group, Inc., including the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in a delay in the transaction or significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and other risks and uncertainties, including Tornier’s future operating results and financial performance; Tornier’s reliance on its independent sales agencies and distributors to sell its products and the effect on its business and operating results of agency and distributor changes, transitions to direct selling models in certain geographies and the recent transition of its U.S. sales channel towards focusing separately on upper and lower extremity products; fluctuations in foreign currency exchange rates; the effect of global economic conditions; the European sovereign debt crisis and austerity measures; risks associated with Tornier’s international operations and expansion; the timing of regulatory approvals and introduction of new products; physician acceptance, endorsement, and use of new products; the effect of regulatory actions, changes in and adoption of reimbursement rates and product recalls; competitor activities; Tornier’s manufacturing capacity; Tornier’s leverage and access to credit under its credit agreement; and changes in tax and other legislation. More detailed information on these and other factors that could affect Tornier’s actual results are described in Tornier’s filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 10-K for the fiscal year ended December 28, 2014 and subsequent quarterly report on Form 10-Q for the fiscal quarter ended March 29, 2015. Tornier undertakes no obligation to update its forward-looking statements.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Once finalized, Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K/A for the fiscal year ended December 31, 2014, which was filed with the SEC on April 30, 2015. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its preliminary proxy statement for its 2015 annual general meeting of shareholders, which was filed with the SEC on April 28, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.